Date: February 17, 2009

To: Mr. H. Roger Schwall
Mail Stop 7010
Branch Chief/Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Laura Nicholson

SENT VIA EDGAR

 Re: Yanglin Soybean, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 2, 2008
File No. 333-150822

Form 10-K/A for the Fiscal Year Ended December 31, 2007
Filed December 2, 2008
File No. 0-52127

Dear Mr. Schwall and Ms. Nicholson:

On behalf of Yanglin Soybean, Inc. ( the “Company” or “Yanglin”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated December 17, 2008 with respect to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”) and the staff letter dated January 8, 2009 with respect to our Form 10-K/A for the Fiscal Year Ended December 31, 2007 (“Form 10-K/A”). For ease of reference, we have set forth below each of the Staff’s comments first, then followed by the Company’s responses.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 3 to Registration Statement on Form S-1

General

1.	Please provide updates to material disclosure in your filing. For example, and without limitation, please provide updated disclosure regarding the following items:

•	the effect of the Enterprise Income Tax Law on your tax treatment, as described at page 15;

•	your plans to launch production of concentrated protein and defatted soy powder, as described at page 21;

•	current soybean prices, as described at page 57;

•	the prices for your products, as described at page 69; and

•
whether Winner State Investments Limited forfeited shares of your common stock in connection with the escrow share provisions in your securities escrow agreement with respect to your 2007 and 2008 performance, if known, as described at page 88.

Response:

In response to Staff’s comment, we made revisions to our Prospectus pages 15, 21, 57, 69 and 88 and throughout our Prospectus.

2.
Please revise to consistently describe the relationship between the registrant and Heilongjiang Yanglin Soybean Group Co., Ltd. (“Yanglin”).  In this regard, in some sections of the disclosure, you indicate that Yanglin is not your subsidiary.  Yet, we also note your use of the terms “we” and “our” in connection with items such as the operations, products, trademarks and customers of Yanglin.  It would appear that your use of such terms may be confusing to investors and therefore inappropriate in certain places in your filing. For example, we note the disclosure at page 10 that you have registered the trademarks for the “Yanglin” logo in China which are currently used for all your products.  Please distinguish throughout your filing disclosure that relates to (i) the registrant and its subsidiaries, and (ii) Yanglin.

Response:

In response to Staff’s comment, we made revisions to our Prospectus page 10 and we also made revisions to our Prospectus pages 2-4 and the trademark and customers sections.

Prospectus Summary, page 1

3.
Please provide a cross-reference to the detailed disclosure describing the contracts which give you operational control over Yanglin that is provided under the heading “Certain Relationships and Related Transactions.”

Response:

In response to Staff’s comment, we provided the cross-reference to the detailed disclosure describing the contracts which give us operational control over Yanglin that is provided under the heading “Certain Relationships and Related Transactions.”

Risk Factors, page 5

Contractual arrangements through..., page 13

4.
We note your response to our prior comment 1 and your disclosure that the loan is callable should Mr. Shulin Liu decide to sell his and/or his wife’s majority interest in the company.  Please revise your disclosure to reflect the terms of the loan agreement.  For example, Section 6 of the agreement provides that such loan is callable upon ten days written notice.  We also note your disclosure that if you require repayment of the loan, this could cause disruption in your operations.  Please expand your disclosure to describe how such an event would cause disruption to your operations.  In addition, it appears that the relevant material risk to you is that Yanglin may not repay the loan, particularly in light of the conflict of interest that exists as a result of Mr. Liu’s role as your chief executive officer and your majority shareholder, and his role as a majority shareholder of Yanglin.  Please revise your filing to reflect such risks.

Response:

In response to Staff’s comment, there is no risk if Yanglin chooses not to repay the loan. Should this occur, Faith Winner (Jixian) is entitled to foreclose on the equity interests of Yanglin or all its assets and becomes the owner of Yanglin  under Article 1 of the Exclusive Purchase Option Agreement.

5.
In addition, if under applicable law, Yanglin would not be obligated to repay the loan if it incurs losses, please revise your disclosure under the heading “Loan Agreement” at page 82 to describe such a result.

Response:

In response to Staff’s comment, we submit that there is no provision in the Loan Agreement regarding the repayment of the loan if Yanglin incurs losses.  Under the Bankruptcy Law of PRC, Yanglin would not be obligated to repay the loan if it incurs losses and files for bankruptcy. We provided additional disclosures on page 81 of our Prospectus.

Restrictions on currency exchange may limit..., page 15

6.
We note your disclosure that restrictions on currency exchange may limit your ability to receive and use your revenues effectively.  Please clarify the extent to which currency exchange limits that are currently in place restrict or limit your ability to receive and use Yanglin’s revenues.  Similarly, please expand your disclosure at page 42 to describe the types of transactions that would be subject to exchange restrictions on fund transfers out of the PRC.

Response:

In response to Staff’s comment, we provided additional disclosures on pages 15 and 42 of our Prospectus.

We may not be able to distribute our assets upon liquidation..., page 15

7.	We note your disclosure that liquidation would be subject to foreign exchange control. Please describe the practical effect to your shareholders of such foreign exchange control.

Response:

In response to Staff’s comment, we provided additional disclosures on page 15 of our Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

Income Tax, page 24

8.
We note your disclosure that you enjoy a complete exemption from income taxes.  Please describe any effect on such exemption as a result of the Enterprise Income Tax Law that became effective on January 1, 2008.

Response:

In response to Staff’s comment, we provided additional disclosures on page 25 of our Prospectus.

9.
We refer you to Note 16 of the financial statements in which you indicate the exemption from income taxation that you enjoy as a designated “Key Leading Enterprise in the Industrialization of Agriculture Industry,” will be subject to review after 2008.  Please revise to describe the tax impact here, and if material, in the risk factor disclosure, of failing to achieve the designation.  Additionally, you indicate that you believe you will obtain the designation in the foreseeable future.  Please provide objective support for your statements.

Response:

In response to Staff’s comment, we provided additional disclosures on page 25 of our Prospectus. In addition, we provide one additional risk factor on page 15 of our Prospectus.

Certain Relationships and Related Transactions, page 78

10.
We note your disclosure at page 1 that you presently do not have sufficient cash to pay the estimated full value of all of the assets of Yanglin.  Please clarify your source of funds to exercise your option under the purchase option agreement, particularly if the consideration for the equity transfer or asset transfer would be more than $17 million.

Response:

In response to Staff’s comment, we submit that according to the Exclusive Option Purchase Agreement, the transaction price for the equity transfer or the asset transfer, shall be the lowest price permitted.   Because we have insufficient cash, part of the assets are leased from Yanglin and when sufficient funds are available to us to purchase the leased assets from Yanglin, Yanglin can then transfer the leased assets to us. We provided additional disclosures on page 79 of our Prospectus.

11.
Please clarify under this heading the restrictive covenant in Section 3.1(k) of the Exclusive Purchase Option Agreement.  For example, describe the circumstances in which Faith Winner (Jixian) Agriculture Development Company Limited could cause Yanglin to distribute dividends to its shareholders.  Additionally, please clarify the practical effect of such provision on your right to Yanglin’s profits.

Response:

In response to Staff’s comment, we provided additional disclosures on page 80 of our Prospectus regarding Faith Winner (Jixian) Agriculture Development Company Limited’s right of dividend distribution to Yanglin’s shareholders.

Procedures for Approval of Related Party Transactions, page 81

12.
We note your response to our prior comment 3. Please disclose the standards to be applied by your board of directors in reviewing and approving related party transactions. See Item 404(b)(1)(ii).  Far example, disclose whether such transactions are required to be on terms at least as favorable to you as would be obtained from unrelated third parties.

Response:

In response to Staff’s comment, we provided additional disclosures on page 81 of our Prospectus.

Exhibits, page 101

13.	Please file as material contracts the documents evidencing your credit line of RMB600 million and disclose the material terms of such credit line.

Response:

In response to Staff’s comment, we provided the document evidencing the credit line of RMB 190 million as Exhibit 10.17. The credit line of RMB 600 million is incorrect and should be RMB 190 million and we made the revisions in our Prospectus.

Financial Statements

14.
We are stilling considering your responses to prior comments 8 through 17 in our letter dated September 22, 2008, in which you have provided additional information to support your application of FIN 46R and addressed other accounting related matters.

Response:

We received such comments on January 8, 2009 and are responding by setting forth each of the Staff’s comments first, then followed by each of the Company’s responses.

Form S-1/A Filed on December 2, 2008

Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-6

1.
We note you no longer present Basic earnings per share before dividend in response to prior comment 13.  However, you have not reconciled net income to net income available to common shareholders on the face of your Statements of Income and Comprehensive Income.  Please comply with paragraph 9 of SEAS 128 and LAB Topic 6:B.  That is subtract the non-cash beneficial conversion feature amount from net income to arrive at income available to common shareholders.  In addition, please make similar revisions to your reconciliation of the numerator for basic and diluted per share data at Note 15.

Response:

In the face of income statements, we have presented the reconciliation from net income to net income available to common shareholders. Also, we have amended the earnings per share figures. Please see attached consolidated financial statements for 2004 to 2007 and for the quarter ended September 30, 2008.

Consolidated Statements of Stockholders’ Equity. page F-7

2.
In your response to prior comment 8 you explain that in presenting the reverse merger recapitalization transaction you transferred the pre-acquisition accumulated loss of the shell company to additional paid in capital. As previously indicated, the line item to record the reverse merger recapitalization transaction should include an adjustment to additional paid in capital for the fair value of the acquired net assets of Yanglin Soybean Inc.  Please provide details of the net assets acquired and revise your statements of stockholders’ equity accordingly.

Response:

Details of the fair value of the net assets acquired during the reverse acquisition is provided, and we have shown how we account for them. Please see the following notes:

We have provided the following entry in our consolidation regarding the reverse acquisition:

Dr. Additional paid-in capital	$210,496
Cr. Common stock	$1,498
Cr. Net asset acquired	$208,998

Details of fair value of net assets acquired are as follows:

Assets
Cash and banks	15,472

Current liabilities
Accounts payable-trade	350
Accrued interest payable	712

1,062
Non-current liabilities
Notes payable to officer/director	13,000

14,062

Shareholders' equity
Additional paid-in capital	210,408

(208,998)

3.
We note that in response to prior comment 9 you have restated your financial statements to reflect your preferred stack at its par value and to record the excess paid over par value as additional paid in capital. Please provide details of this restatement at Note 21.

Response:

A description on the preferred stock restatement has been added into Note 21 of the consolidated financial statements.

4.
Please do not refer to the beneficial conversion feature associated with your convertible preferred stock as “dividends” on your statements of stockholders’ equity.  Revise the line item description accordingly.

Response:

The name “Dividends” has been changed to Beneficial Conversion Feature associated with our Series A Preferred Stock.

Note 1 - Organization and Principal Activities. page F-7

5.
We have read your responses to prior comments 10 through 12 in which you provided additional information about your application of FIN 46R.  We have discussed the details of your situation with our Division Chief Accountant’s Office and do not believe that the contractual arrangements between Faith Winner (Jixian) Agriculture Development Company (“Faith Winner and Heilongjiang Yanglin Soybean Group Company Ltd. (“Yanglin”) support consolidation under FIN 46R.

We do not believe clause 4 in the Loan Agreement requires Faith Winner to fund the ongoing working capital needs of Yanglin as you suggest.  Therefore, any losses appeal to be limited to the loan amount.  In addition, any returns appear to be limited to 6% of annual revenues under the fee arrangement.  In other words, you have not shown that Faith Winner either absorbs the majority of expected losses or has the right to receive the majority of expected residual returns of Yanglin.  For these reasons, we do not believe you have appropriately identified your subsidiary as the primary beneficiary of Yanglin.

Accordingly, you will need to deconsolidate the Yanglin entity from your financial statements.  However, given the importance of this entity to your business plan, including the relevance of the financing and management agreements, we believe that you should also present separate financial statements of Heilongjiang Yanglin Soybean group Company Ltd. within your registration statement and periodic reports for the same periods as required for Yanglin Soybean, Inc., pursuant to Rule 3-13 of Regulation S-X.

Please also ensure that you clearly disclose the following information:

a	the common equity ownership that exists between you and your subsidiaries and Heilongjiang Yanglin Soybean Group Company Ltd..

b	the terms of the financing and management arrangement in place between you and your subsidiaries and Heilongjiang Yanglin Soybean Group Company Ltd.,

c	the limitations that are present which preclude you from holding a controlling financial interest in Heilongjiang Yanglin Soybean Group Company Ltd., and

d	the reasons for including separate financial statements of Heilongjiang Yanglin Soybean Group Company Ltd., clarifying why these are meaningful.

Response:

We believe that Heilongjiang Yanglin Soybean Group Company Ltd (“Yanglin”) is a VIE of Faith Winner (Jixian) Agriculture Development Company (‘Faith Winner”). We submit the following for your re-consideration.

Clause 4 of Loan Agreement

Each restructuring agreement is valid and enforceable under PRC laws. The belief or speculation that Faith Winner would not honor the clause is irrelevant. As far as the clause is enforceable under PRC laws, objectively the clause requires Faith Winner to fund the ongoing working capital needs of Yanglin.

Management fee 6%

The management fee itself alone does not create the variable interest or the absorption of profit of Yanglin by Faith Winner. However, the Consigned Management Agreement should be taken as the evidence that Faith Winner in fact controls Yanglin and holders of equity investments lack the ability to make decisions. This satisfies the paragraph 5(b)(1) condition that the holders of equity investment at risk lack the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. Pursuant to the Consigned Management Agreement, Yanglin vests Faith Winner the management rights over all its business including but not limited to production, sale, financial, administrative and human resources.

VIE ANALYSIS

In order to classify the entity as VIE, the 2 conditions laid down in paragraph 5(a) or 5(b) of FIN46R must be satisfied.

Condition 1: 5(a)

5(a) of FIN 46R: The total equity investment at risk is not sufficient to permit the entity to finance its activities without subordinated financial support provided by any parties. Paragraph 9 of FIN 46R specifies that the demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both. Paragraph 9(a) denotes that the entity has demonstrated that it can finance its activities without additional subordinated financial support for qualifying sufficient finance. The existence of the loan of US$17million provided by Faith Winner to Yanglin is clearly an additional subordinated financial support and Yanglin has not shown the ability to finance its activities without additional financial support. Yanglin also could not demonstrate that it could obtain a non-recourse loan at the same amount from any financial institutions. The FIN46R Interpretation defines “subordinated financial support” as: “variable interests that will absorb some or all of the entity’s expected losses if they occur.” Thus, a decline in the VIE’s net asset value could result in the variable interest holder, that is, Faith Winner, absorbing a portion of the VIE’s expected losses. The Loan Agreement together with the Consignment Agreement of Equity Interests in Heilongjiang Yanglin Soybean Group Co Ltd (“Equity Consignment”) means that the Loan itself is a convertible loan which conversion will render Faith Winner to be the sole owner of all equity of Yanglin. Accordingly, based on the qualitative analysis, Yanglin does not pass the 5(a) and should be classified as VIE of Faith Winner.

Condition 2: 5(b)

Paragraph 5(b) says that the holders of the equity at risk lack any one of the following three characteristics of a controlling financial interest:

(1)	Ability to make decision

The first characteristic is that the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights. By the Equity Consignment, the voting rights are controlled by Faith Winner Investment Limited, the immediate holding company of Faith Winner. Under the Consigned Management Agreement, Faith Winner in fact controls the management of Yanglin. Under the clause 3.2(c) of the Exclusive Purchase Option Agreement (“Purchase Option”), Yanglin shall accept any candidates nominated by Faith Winner as the director. This clause provides the mechanism under which Faith Winner can override the board of directors of Yanglin once the decision of the board of Yanglin conflicts with the interest of Faith Winner. In addition, the clause 3.1 and 3.2 Option Agreement curb the operational scope of Yanglin unless with the consent of Faith Winner including finance and business operation. Clause 3.3 states that shareholders shall cause Yanglin to be operated equivalent to the operational term of Faith Winner. The Consigned Management Agreement vests Faith Winner to right to operate Yanglin in nearly every aspect. Thus, the holders of the equity at risk do not have the ability to make decision.

(2)	Obligation to absorb losses

The second characteristic is that the obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.
As delineated above, the clause 4 of the Loan Agreement impose Faith Winner obligation to put up funds to satisfy Yanglin’s working capital needs going forward. The Purchase Option is also a device by which holders of equity at risk of Yanglin can avoid further losses by restraining Yanglin from repaying the Loan and leaving Faith Winner to exercise the option. Therefore, this condition is also met.

(3)	Right to receive residual returns

The holders of equity at risk do not have the strict right to receive residual returns. Firstly, Faith Winner can at any time to transfer the equity of Yanglin to them and absorb all residual returns of Yanglin thereafter. Secondly, according to the clause 3.1(k) of the Purchase Option, Yanglin cannot distribute any dividends unless with the consent of Faith Winner. Therefore, the rights to receive residual returns by the holders of the equity at risk are limited. This characteristic of receiving residual returns also exists in this case.

Therefore, both the conditions of 5(a) and 5(b) are met. Either condition in both clauses and conditions stipulated in 5(b) will suffice for labeling a VIE. Faith Winner provides a loan of US$17million  to Yanglin which shall be considered as an additional subordinated financial support. Along with the loan, the equity holders of Yanglin have surrendered their equity rights and management rights to Faith Winner through the Equity Consignment and Consigned Management Agreement respectively. Faith Winner in fact controls the operation and decision making including the board of directors. Therefore Yanglin should be classified as the VIE of Faith Winner.

ALTERNATIVE TREATMENT

Yanglin should be consolidated pursuant to FASB 141. Firstly, Faith Winner acquired Yanglin in the sense that Faith Winner provided a loan of US$17million to Yanglin and held the equity shares of Yanglin on hand with the purchase option to complete the formality of the transfer of the legal title of all shares of Yanglin at the consideration of the loan amount. In fact, Faith Winner is the beneficial owner of Yanglin. This is equivalent to the acquisition of all shares of the acquire with minor difference of formality. The purpose of the loan is not the loan itself but the equity stake of Yanglin.

Secondly, Yanglin is the acquiree in this acquisition. The term “acquiree” under FASB 141 is that the business or businesses that the acquirer obtains control of in a business combination. The term “control” has the meaning of controlling financial interest in ARB 51. The rationale underlying ARB 51 is that consolidated financial statements are more informative to users when one enterprise directly or indirectly holds a “controlling financial interest” in one or more other enterprises.  ARB 51 went on to stipulate that the usual condition that best evidenced which party held a controlling financial interest was the party that held a majority voting interest.

Faith Winner in fact controls Yanglin in three aspects:
1.	Through the Consigned Management Agreement, Faith Winner controls the operation of Yanglin;
2.	Through the Equity Consignment, Faith Winner controls the shareholders’ right in Yanglin;
3.	Through the Purchase Option, Faith Winner retains the control over the board of directors by appointing additional directors.

Apparently, Faith Winner has the majority voting interest by controlling the board. The right to appointment of directors in Yanglin provides Faith Winner the device to control the board decision. In case of any board decision contravening with the interest of Faith Winner, it can exercise the right to appoint additional directors to outvote the original decision of Yanglin. Therefore, the board of directors of Yanglin is in fact under the total control of Faith Winner.

In the premises, Yanglin should be consolidated in the group based on either the VIE or the traditional analysis.

Exhibits

6.	Please submit an updated letter from your auditor consenting to the inclusion of their report in the next amendment to the registration statement. This consent should be presented as Exhibit 23.

Response:

Our auditor have updated their consent letter according to your requirements. Please see consent letter attached as Exhibit 23.4.

7.
We note that in response to prior comment 11 you present as Exhibit 23.4, a letter from your auditor indicating they are aware your Form 10-Q for the quarter ended September 30, 2008 including their review report dated October 30, 2008 has been incorporated by reference in the registration statement.  However, this interim report has not been incorporated by reference.  Rather, you have presented the interim financial statements and the auditor’s review report in the body of the registration statement.  Therefore, the consent letter should not refer to incorporated by reference documents.  Instead, you should ask your auditors to submit an updated letter consenting to the inclusion of their review report in the registration statement.  Finally, as previously advised, the consent for your auditor’s review report should be presented as Exhibit 15 rather than Exhibit 23.  Please correct the placement of this exhibit.

Response:

Our auditor has revised their consent letter for the quarter ended September 30, 2008 according to your requirement. Please see consent letter attached  as Exhibit 15.1.

Form 10-K/A for the Year Ended December 3l, 2007

8.
Please continue to make corresponding changes to your periodic reports, as necessary to address material issues.  Please advise us if you wish to submit draft revisions for review, in advance of filing another amendment to your annual report.

Response:

We have made corresponding changes to our periodic reports. Please see our annual report of 10K/A for the year ended December 31, 2007.

***

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Shulin Liu
Shulin Liu
President & CEO